		Exhibit 99.2
	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

		September 30, 2022
		(in € m.)
	Debt (1), (2):
	Long-term debt	146,044
	Trust preferred securities	503
	Long-term debt at fair value through profit or loss	5,334
	Total debt	151,881

	Shareholders' equity:
	Common shares (no par value)	5,291
	Additional paid-in capital	40,366
	Retained earnings	15,934
	Common shares in treasury, at cost	(340)
	Equity classified as obligation to purchase common shares	0
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(1,042)
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(481)
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss , net of tax	111
	Foreign currency translation, net of tax	1,863
	Unrealized net gains from equity method investments	15
	Total shareholders' equity	61,717
	Equity component of financial instruments	7,327
	Noncontrolling interest	1,867
	Total equity	70,911
	Total capitalization	222,792
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[1]	€ 29 million (0.02)% of our debt was guaranteed by the German government as of September 30, 2022. related to legacy positions assumed in the context of the Postbank takeover.
[2]	€ 68,621 million (45%) of our debt was secured as of September 30, 2022.

Due to rounding, numbers may not add up precisely to the totals provided.